UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-54A
NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of Section 54(a) of the Investment Company Act of 1940 (the “Act”), to be subject to the provisions of Section 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:	Willow Tree Capital Corporation

Address of Principal Business Office:	450 Park Avenue, 29th Floor New York, NY 10022

Telephone Number:	212-218-1090

Name and Address of Agent for Service of Process:	Vcorp Services MD, Inc. 2405 York Rd., Suite 201 Lutherville timonium, Maryland 21093-2264

Check one of the following:

[X]
The company has filed a registration statement for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: File No: 000-56649

[ ]	The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.
The file number of the registration as an investment company pursuant to Section 8(a) of the Act, if any, of the company: Not Applicable
The file number of the registration as an investment company pursuant to Section 8(a) of the Act, if any, of any subsidiary of the company: Not Applicable
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The undersigned company certifies that it is a closed-end company organized under the laws of Maryland and with its principal place of business in New York; that it will be operated for the purpose of making investments in securities described in Section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

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SIGNATURES
Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to Section 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of New York and state of New York on the 8th day of November, 2024.

Willow Tree Capital Corporation

By:	/s/ Timothy Lower
Name: Timothy Lower
Title: Chief Executive Officer and President

Attest:	/s/ Justin Lee
Name: Justin Lee
Title: Chief Compliance Officer and Secretary

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